Mail Stop 4561

December 18, 2007

Patrick O'Shaughnessy
Executive Vice President,
Chief Financial Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, South Carolina 29306

      Re: **Advance America, Cash Advance Centers, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 001-32363

Dear Mr. O'Shaughnessy:

      We have reviewed your response letter dated December 7, 2007 and have the following comment. Where indicated, we think you should revise future filings, beginning with your December 31, 2007 Form 10-K, in response to this comment and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed below at the end of this letter.

      Financial Statements and Supplementary Data

      Consolidated Statements of Income, page 69

1.   We have reviewed your response to prior comment three from our letter dated November 8, 2007. We understand that you present the provision for doubtful accounts and agency loan losses as a reduction of revenues by analogy to Article 9 of Regulation S-X through the application of SAB Topic 11K. SAB Topic 11K

provides guidance for non-bank holding companies with material amounts of lending and deposit activities. The nature of your business does not appear to be similar to that of a bank holding company, which accepts deposits from and makes loans to customers, and therefore we do not believe that your application of SAB Topic 11K is appropriate. Therefore, as previously requested, please revise your future filings to present your provision for doubtful accounts and agency bank losses as a component of center expenses in accordance with Article 5-03 of Regulation S-X.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions, please call me at (202) 551-3872 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Hugh West
Accounting Branch Chief